UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

We made an announcement dated June 14, 2022 with The Stock Exchange of Hong Kong Limited in relation to the date of audit committee meeting and announcement date of first quarter of 2022 results. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” and similar statements. Statements that are not historical facts, including statements about the allotment and issuance of ordinary shares and additional net proceeds, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement — Date of Audit Committee Meeting and Announcement Date of First Quarter of 2022 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By :	/s/ Cindy Xiaofan Wang
Name :	Cindy Xiaofan Wang
Title :	Chief Financial Officer

Date: June 14, 2022